Exhibit 99.14

CONSENT OF R. DIDUR

I hereby consent to the use of my name in connection with the following documents and report, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Silver Wheaton Corp. (the “Company”) being filed with the United States Securities and Exchange Commission:

1.

The technical report dated March 28, 2008, entitled “A Technical Review on the Yauliyacu Lead/Zinc Mine, Junin Province, Perú for Silver Wheaton Corp.” (the “Yauliyacu Report”); and

2.

The annual information form of the Company dated March 28, 2008, which includes reference to my name in connection with information relating to the Yauliyacu Mine and the Yauliyacu Report and the properties described therein.

Date: March 28, 2008

/s/ Robert Didur, P. Eng _____________________________________ Name: Robert Didur, P. Eng Title: Senior Associate Mining Consultant, Watts Griffis and McOuat Limited